SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 6)*

Idera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45168K306

(CUSIP number)

Youssef El Zein

c/o Pillar Invest Offshore SAL

Starco Center, Bloc B, Third Floor

Omar Daouk Street

Beirut 2020-3313, Lebanon

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 26 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45168K306	13D	Page 2 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

This Amendment No. 6 (as defined below) to Schedule 13D (as defined below) is filed by Pillar Pharmaceuticals I, L.P. (“Pillar I”), Pillar Pharmaceuticals II, L.P. (“Pillar II”), Pillar Pharmaceuticals III, L.P. (“Pillar III”), Pillar Pharmaceuticals IV, L.P. (“Pillar IV”), Pillar Pharmaceuticals V, L.P. (“Pillar V”), Pillar Pharmaceuticals 6, L.P. (“Pillar 6”), Pillar Invest Corporation (“Pillar GP”), Pillar Partners Foundation, L.P. (“Pillar Foundation”, and, together with Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6 and Pillar GP, the “Pillar Entities”), Abude Umari and Youssef El Zein (together with the Pillar Entities and Mr. Umari, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 6 to Schedule 13D. The Pillar Entities exercise no voting or dispositive power over and expressly disclaim beneficial ownership of any shares of the common stock, par value $0.001 per share (the “Common Stock”) of Idera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), held directly by Messrs. Umari and El Zein, and Messrs. Umari and El Zein expressly disclaim beneficial ownership of any shares of Common Stock held directly by Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar Foundation and indirectly by Pillar GP.

Pillar I directly holds 21,100 shares of Common Stock. Pillar II directly holds 20,820 shares of Common Stock. Pillar III directly holds 29,998 shares of Common Stock. Pillar IV directly holds 1,000 shares of Common Stock. Pillar V directly holds 25,000 shares of Common Stock. Pillar 6 directly holds 1,288,368 shares of Common Stock. Pillar Foundation directly holds 4,677,704 shares of Common Stock. Mr. El Zein directly holds 6,724 shares of Common Stock and 33,125 options to buy shares of Common Stock (exercisable within 60 days of the Transaction Date). Mr. Umari directly holds 190,117 shares of Common Stock. Accordingly, the 6,063,990 shares of Common Stock reported above held by the Pillar Entities, the 6,103,839, shares of Common Stock reported below held by Mr. El Zein and the 6,254,107 shares of Common Stock reported below held by Mr. Umari represent 17.7%, 18.1% and 18.6% respectively of the 33,702,854 shares of Common Stock outstanding as of the consummation of the transactions described in Items 4 & 5 below.

CUSIP No. 45168K306	13D	Page 3 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%(1)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 45168K306	13D	Page 4 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%(1)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 45168K306	13D	Page 5 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%(1)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 45168K306	13D	Page 6 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%(1)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 45168K306	13D	Page 7 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%(1)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 45168K306	13D	Page 8 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Invest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%(1)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 45168K306	13D	Page 9 of 17 pages

1.	NAMES OF REPORTING PERSONS Pillar Partners Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,063,990 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,990 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%(1)
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 45168K306	13D	Page 10 of 17 pages

1.	NAMES OF REPORTING PERSONS Youssef El Zein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,849(1)
	8.	SHARED VOTING POWER 6,063,990(1)
	9.	SOLE DISPOSITIVE POWER 39,849(1)
	10.	SHARED DISPOSITIVE POWER 6,063,990(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,103,839 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.1%(1)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 45168K306	13D	Page 11 of 17 pages

1.	NAMES OF REPORTING PERSONS Abude Umari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 190,117(1)
	8.	SHARED VOTING POWER 6,063,990 (1)
	9.	SOLE DISPOSITIVE POWER 190,117(1)
	10.	SHARED DISPOSITIVE POWER 6,063,990(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,254,107(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.6%(1)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 45168K306	13D	Page 12 of 17 pages

ITEM 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 6 to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D filed on November 14, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on November 16, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on June 5, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on October 9, 2013 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on October 17, 2016 and Amendment No. 5 to Schedule 13D filed on July 25, 2019 (“Amendment No. 5”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”) and relates to the Common Stock. The principal executive offices of the Issuer are located at 505 Eagleview Blvd., Suite 212, Exton, PA 19341.

Except as specifically amended by this Amendment No. 6, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 6 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 6 to Schedule 13D is being filed by Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar GP, Pillar Foundation, Youssef El Zein and Abude Umari.

(b) The business address of each of the foregoing Reporting Persons is c/o Pillar Invest Offshore SAL, Starco Center, Bloc B, Third Floor, Omar Daouk Street, Beirut 2020-3313, Lebanon.

(c) Youssef El Zein and Abude Umare are each directors and controlling stockholders of Pillar GP. Pillar GP’s principal business consists of investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Youssef El Zein is a citizen of France and the Republic of Lebanon. Abude Umari is a citizen of France and the Republic of Lebanon.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.

Private Placement

On April 7, 2020, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Pillar Partners Foundation, providing for a private placement transaction (the “Transaction”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company issued and sold, for $5.0 million of aggregate consideration (the “First Closing”), (i) 3,039,514 shares (the “First Closing Shares”) of the Company’s common stock, par value 0.001 (the “Common Stock”) and (ii) warrants to purchase 3,039,514 shares of Common Stock (the “First Closing Common Warrants”). Each First Closing Share and the associated First Closing Common Warrant had a combined purchase price of $1.645. Each combined purchase price included $0.125 for each share of Common Stock underlying each First Closing Common Warrant. The First Closing Common Warrants have an exercise price of $2.28 per share of Common Stock.

Pursuant to the Securities Purchase Agreement, the Company also agreed to issue and sell to Pillar Foundation, for $5.0 million of aggregate consideration (the “Second Closing”), (i) 2,747,252 shares of Common Stock (the “Second Closing Shares” and, together with the First Closing Shares, the “Shares”) (or pre-funded warrants to purchase shares of Common Stock (the “Pre-Funded Warrants”) in lieu of certain Second Closing Shares to the extent that purchasing such second Closing Shares will cause Pillar Foundation to beneficially own in excess of 19.99% of the total number of shares of Common Stock outstanding post transaction), and

CUSIP No. 45168K306	13D	Page 13 of 17 pages

(ii) warrants to purchase up to 1,373,626 shares of Common Stock (the “Second Closing Common Warrants” and, together with the First Closing Common Warrants, the “Common Warrants”). Each Second Closing Share and the associated 0.5 Second Closing Common Warrant will have a combined purchase price of $1.82 and each Pre-Funded Warrant and the 0.5 associated Second Closing Common Warrant will have a combined purchase price of $1.81. Each combined purchase price includes $0.125 for each share of Common Stock underlying each Second Closing Common Warrant. The Second Closing will occur on or before December 30, 2020 and will be held on or before the fifth day following delivery of written notice by Pillar Foundation to the Company; provided, however, that if at any time after June 30, 2020, the Company’s Common Stock has achieved a closing price on the principal trading market of at least $3.01 per share for twenty (20) consecutive trading days, the Company may elect, in its sole discretion, to cancel the Second Closing.

The Pre-Funded Warrants issuable pursuant to the Securities Purchase Agreement have an exercise price of $0.01 per share of Common Stock and will be immediately exercisable upon issuance, provided that Pillar Foundation will be prohibited, subject to certain exceptions, from exercising a Pre-Funded Warrant for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, Pillar Foundation, together with its affiliates and other attribution parties, would own more than 19.99% of the total number of shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”), which percentage may be changed at Pillar Foundation’s election to a lower percentage at any time or to a higher percentage not to exceed 19.99% upon 61 days’ notice to the Company. The Pre-Funded Warrants do not have an expiration date.

The Common Warrants are exercisable at any time or times on or after the next business day after the date on which the Company publicly announces through the filing of a Current Report on Form 8-K that an amendment to the Company Restated Certificate of Incorporation, as amended, to sufficiently increase the Company’s authorized shares of Common Stock to cover the exercise of the Common Warrants into Common Stock has been filed with the Secretary of State of the State of Delaware, provided that Pillar Foundation will be prohibited, subject to certain exceptions, from exercising a Common Warrant for shares of Common Stock to the extent that the Pillar Foundation would beneficially own in excess of the Beneficial Ownership Limitation, which percentage may be changed at Pillar Foundation’s election to a lower percentage at any time or to a higher percentage not to exceed 19.99% upon 61 days’ notice to the Company. The Common Warrants will expire three years from the date of issuance.

The securities issued and sold in connection with the Transaction were being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act. Pillar Foundation is either (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

Voting Agreement

Concurrently with the execution of the Securities Purchase Agreement, the Company entered into a voting agreement (the “Voting Agreement”) with Pillar Foundation, pursuant to which Pillar Foundation agreed, in any annual, special or adjourned meeting of the shareholders of the Company at which the Company seeks approval of the stockholders of the Company to increase the authorized shares of Common Stock (or to effect a reverse split of the Common Stock) in an amount sufficient to cover the exercise of the Common Warrants (the “Required Shareholder Approval”), that it will vote, by proxy or otherwise, all of its shares of voting capital stock of the Company (i) in favor of such matter and any matter that would reasonably be expected to facilitate such Required Shareholder Approval, and (ii) against approval of any proposal made in opposition to such matters. The Voting Agreement will terminate upon the earliest to occur of (i) the date on which the Company receives the Required Shareholder Approval, (ii) the termination of the Securities Purchase Agreement in accordance with its terms and (iii) April 7, 2021.

Registration Rights Agreement

In addition, concurrently with the execution of the Securities Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Pillar Foundation, pursuant to which the Company agreed, following demand by Pillar Foundation to file with the Securities and Exchange Commission a Registration Statement on Form S-3 covering the resale of all of the Registrable Securities as promptly as reasonably practicable following such demand, and in any event within 60 days of such demand.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 45168K306	13D	Page 14 of 17 pages

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 33,702,854 shares of Common Stock outstanding at April 7, 2020 and gives effect to the transactions described in Item 4 above.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pillar I	6,063,990	17.7%	0	6,063,990	0	6,063,990
Pillar II	6,063,990	17.7%	0	6,063,990	0	6,063,990
Pillar III	6,063,990	17.7%	0	6,063,990	0	6,063,990
Pillar IV	6,063,990	17.7%	0	6,063,990	0	6,063,990
Pillar V	6,063,990	17.7%	0	6,063,990	0	6,063,990
Pillar 6	6,063,990	17.7%	0	6,063,990	0	6,063,990
Pillar Foundation	6,063,990	17.7%	0	6,063,990	0	6,063,990
Abude Umari	6,254,107	18.6%	39,849	6,063,990	39,849	6,063,990
Youssef El Zein	6,103,839	18.1%	190,117	6,063,990	190,117	6,063,990

(c) Except as set forth in the table below and as described in Item 4, no transactions in the Common Stock were effected by the Reporting Persons during the 60-day period ended April 7, 2020.

CUSIP No. 45168K306	13D	Page 15 of 17 pages

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

CUSIP No. 45168K306	13D	Page 16 of 17 pages

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.6:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar II (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.7:	Registration Rights Agreement, between the Company and Pillar II, dated November 9, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.8:	Certificate of Designations, Preferences and Rights of Series E Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.9:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.10:	Amendment No. 1 to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.11:	Amendment No. 1 to Common Stock Purchase Warrant, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.12:	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.13:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.14:	Agreement, dated as of April 22, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P. and Pillar Pharmaceuticals II, L.P. (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 23, 2013)

Exhibit 99.15:	Agreement, dated April 30, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P., Pillar Pharmaceuticals II, L.P. and Participations Besancon (incorporated by reference to Exhibit 10.50 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.16	Securities Purchase Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.17:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

CUSIP No. 45168K306	13D	Page 17 of 17 pages

Exhibit 99.18:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.19	Voting Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.20	Registration Rights Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

CUSIP No. 45168K306	13D	Page 18 of 17 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 6th day of May, 2020.

PILLAR PHARMACEUTICALS I, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS II, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS III, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS IV, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS V, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

CUSIP No. 45168K306	13D	Page 19 of 17 pages

/s/ Youssef El Zein
Youssef El Zein

PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Youssef El Zein
Youssef El Zein

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Youssef El Zein
Youssef El Zein

CUSIP No. 45168K306	13D	Page 20 of 17 pages

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.6:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar II (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.7:	Registration Rights Agreement, between the Company and Pillar II, dated November 9, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.8:	Certificate of Designations, Preferences and Rights of Series E Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.9:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.10:	Amendment No. 1 to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.11:	Amendment No. 1 to Common Stock Purchase Warrant, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.12:	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.13:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.14:	Agreement, dated as of April 22, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P. and Pillar Pharmaceuticals II, L.P. (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 23, 2013)

Exhibit 99.15:	Agreement, dated April 30, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P., Pillar Pharmaceuticals II, L.P. and Participations Besancon (incorporated by reference to Exhibit 10.50 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.16	Securities Purchase Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.17:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.18:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

CUSIP No. 45168K306	13D	Page 21 of 17 pages

Exhibit 99.19	Voting Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.20	Registration Rights Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

CUSIP No. 45168K306	13D

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: May 6, 2020

PILLAR PHARMACEUTICALS I, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS II, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS III, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS IV, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

PILLAR PHARMACEUTICALS V, L.P.

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

CUSIP No. 45168K306	13D

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Youssef El Zein
Youssef El Zein

PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Youssef El Zein
Youssef El Zein

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
Name: Youssef El Zein
Title: Director

/s/ Youssef El Zein
Youssef El Zein